UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of May, 2016

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

25/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes    ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CHINA ENTERPRISES LIMITED

SIGNATURE

PRESS RELEASE OF CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2016

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name: Yap, Allan Title: Chairman

CHINA ENTERPRISES LIMITED

PRESS RELEASE

HONG KONG, CHINA, May 16, 2016—The Board of Directors of the Company announced the following financial information for the year ended December 31, 2015: -

CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2015

Financial Highlights

	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	Nil	Nil
Operating loss	Rmb(2.8M)	Rmb(2.1M)
Profit (Loss) before income tax	Rmb4.1M	Rmb(2.5M)
Net income (loss)	Rmb4.1M	Rmb(2.5M)
Earnings (Loss) per common share	Rmb0.45	Rmb(0.28)

The Company does not have an operating subsidiary up to the date of this press release, and the Company is actively seeking new opportunities with respect to its business.

The Rmb2.8 million loss from operating activities represented the general and administrative expenses incurred for the year ended December 31, 2015. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2014 were Rmb2.1 million.

Apart from the general and administrative expenses of Rmb2.8 million, components of net income of Rmb4.1 million for the year ended December 31, 2015 were interest income of Rmb0.1 million, unrealized gain recognized on trading securities of Rmb10.0 million, offset by interest expense of Rmb0.6 million, net realized loss recognized on disposal of securities of Rmb0.4 million and an exchange loss of Rmb2.2 million.

The Company presently anticipates that it will hold its forthcoming Annual General Meeting in Hong Kong as soon as practicable in 2016.

***End***

For more information, please contact:

Hong Kong	New York
China Enterprises Limited	Pristine Advisers LLC
Tel: (852) 3151 0300	Tel: (631) 756-2486
Fax: (852) 2542 0298	Fax: (646) 478-9415